Management’s Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis of financial condition and results of operations for the three years ended December 31, 2003, 2002 and 2001, should be read in conjunction with the consolidated financial statements and related notes in this report.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) has been prepared with reference to the Company’s audited consolidated financial statements and notes which have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). All financial information herein is presented in Canadian dollars, except per share data, and except as otherwise indicated. Historically, the primary consolidated financial statements of Zi Corporation (the “Company” or “Zi”) have been prepared in accordance with Canadian GAAP with an annual reconciliation of the Company’s financial position and results of operations as calculated using US GAAP. In order to provide information on a more comparable basis with its industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are in the United States, effective December 31, 2003, the Company initiated reporting its financial position, results of operation and cash flows under US GAAP in its consolidated financial statements.

Other revisions to disclosures throughout the Company’s consolidated financial statements and notes have been made to comply with US GAAP requirements including comparative disclosures.

The effects on net loss arising from differences in generally accepted accounting principles between the United States of America and Canada are outlined in note 17 to the consolidated financial statements.

Forward Looking Information

This MD&A contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward looking statements when you see the Company using words such as “expect”, “anticipate”, “estimate”, “believe”, “may”, “potential”, “intends”, “plans” and other similar expressions or statements that an action, event or result “will”, “may”, “could” or “should” be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause Zi’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among others, those listed in “Risk Factors”.

Forward-looking statements are based on the beliefs, opinions and expectations of the Company’s management on the date the statements are made. Although the Company believes that the forward-looking statements presented in this document are reasonable, Zi does not guarantee that they accurately or completely predict, reflect or state future results, levels of activity, performance, achievements or occurrence and Zi does not assume responsibility for failure to do so. The Company does not promise to update forward-looking information to reflect actual results, new information, occurrence of future events, or changes in management’s beliefs, opinions or expectations. No undue reliance should be placed on such forward-looking statements.

Overview

Zi Corporation is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business unit which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc. (“MLG”), the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements. Through the Company’s discontinued Zi Services business unit, Zi provided specialized product development and customized solutions in Bluetooth™, VoIP and man-machine interface design to the telecommunications industry.

Executive Summary of Results of Operations

For the years ended December 31 (thousands except per share amounts)	2003	2002	2001
Revenue	$14,491	$13,204	$5,379
Gross margin	13,888	11,576	3,739
Net loss from continuing operations	(4,392)	(31,169)	(12,264)
Discontinued operations	-	(9,077)	(7,958)
Net loss	$(4,392)	$(40,247)	$(20,222)
Total assets	$13,644	$18,264	$47,900
Net loss per share from continuing operations - basic and diluted	$(0.11)	$(0.83)	$(0.33)
Net loss per share - basic and diluted	$(0.11)	$(1.07)	$(0.54)
Outstanding shares, weighted average	38,720	37,767	37,191
Outstanding shares, end of period	39,372	37,914	37,545

All dollar amounts are in Canadian dollars and in accordance with US GAAP. This information should be read in conjunction with the Company’s audited financial statements and notes.

Zi Corporation 2003         3

Zi develops intelligent interface solutions to enhance the usability of mobile and consumer electronic devices. The Company's embedded software products make electronic devices such as mobile phones, personal digital assistants, voice over internet protocol phones and television set-top boxes easier to use in 41 unique language databases. The Company's core technology products, eZiText® and eZiTap™, are predictive text input solutions that permit easy input of words on small form factor devices that have limited keypads such as a mobile phone. The Company's products predictively complete words and automatically learn new user created personal language. By predictively offering word candidates as text is being entered, eZiText and eZiTap significantly increase the ease, speed and accuracy of text input on electronic devices for applications such as short messaging, e-mail, e-commerce, Web browsing, and similar applications in almost any written language

At December 31, 2003, Zi has signed 98 license agreements with customers. Zi's eZiText and eZiTap customers are predominately original equipment manufacturers (OEMs) and original design manufacturers (ODMs) and include licensees such as Sony Ericsson, Samsung, LG Electronics, Sanyo, Alcatel, Kyocera, Fujitsu, UTStarcom, Ningo Bird, TCL and DBTel. Substantially all of the Zi-enabled devices have been sold in the Asian market. With the progressive development of smart phones in the wireless industry, there is increasing adoption of Zi technologies for these data centric devices in both Asia and other parts of the world.

In addition to its core Zi Technology business, Zi's e-Learning investments include its wholly owned subsidiary, Oztime and a 45 percent equity interest in MLG. Oztime is a leading e-Learning provider in China, combining technology, content and customer service for Chinese organizations, enterprises and individuals. MLG is a Canadian based provider of educational video and video streamed content.

Zi made a number of important operating and marketing gains in its Zi Technology business in 2003. Zi continued to sign important licensing agreements with key customers, develop alliance relationships with key wireless industry players and expand into other geographic markets and industry segments.

Zi expanded into the rapidly growing Chinese Handyphone System (PHS) market with market leaders such as UTStarcom, Sanyo, Fujitsu I-Network Systems and China Putian's subsidiary, ChinaYoutong. The Company expanded its penetration into the mobile phone space and also made strides into the North American market with handset introductions with leading innovators such as Samsung and Kyocera.

Zi also grew the Company's presence and reach by expanding its partnership community by signing several alliance agreements in 2003. Through new alliances, Zi can expand the reach of its product suite through third party integrations into handset manufacturers. Two examples of this include the launch of an eZiTap front end processor (FEP) for the Symbian platform and the pre-integration of Zi's products as standardized text input interfaces in Wavecom's Open MMI software development kit. These relationships with key industry players are important as the handset supply chain is rapidly changing and consolidating to address the handset manufacturers' need for more complete solutions and faster time-to-market.

On the product front, Zi further advanced the development of its core technologies with the roll-out of Version 6 of eZiText and Version 2 of eZiTap to customers and new licensees around the world. Zi collaborated with customers, focusing Version 6 development efforts on delivering enhanced languages and end user functionality while reducing overall memory requirements. Zi also concentrated on improving customer service by deploying additional technical support, tools and documentation to shorten the implementation time of products and to reduce customers' engineering efforts.

Zi expanded the distribution channel of product offerings with the introduction of a downloadable version of the eZiTap application for Sony Ericsson's product line of P800 and P900 smart phones.

Critical Accounting Policies and Estimates

The preparation of the Company's financial statements requires the use of estimates and judgements that affect its reported amount of assets, liabilities, revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to asset impairment, revenue recognition, contingencies and litigation. These estimates are based on information that is currently available to the Company and on various other assumptions that it believed to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies that affect the more significant estimates and judgements used in preparation of its Consolidated Financial Statements.

Going Concern Basis

The Company's audited consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. The Company has incurred operating losses on a recurring basis. On December 19, 2003, the Company borrowed US$1.0 million through the issuance of a demand note payable on terms described in note 8 to the Company's audited consolidated financial statements. At present, Zi has not arranged replacement financing to repay the note and there can be no assurance that Zi will be successful in its efforts to complete such refinancing. On December 6, 2002 the Company settled a judgment in favour of Tegic Communications Inc. ("Tegic"), a division of AOL Time Warner ("AOL") as discussed in note 13 to the Company's audited consolidated financial statements. Under the terms of the settlement agreement, the Company, among other things, is obliged as at December 31, 2003 to pay a final installment of US$750,000, which was paid on January 2, 2004.

4     MD&A

Continuing operations are dependent on the Company achieving profitable operations in the coming year, being able to refinance its borrowings, pay the remaining scheduled installment payment due under the settlement agreement with AOL and increase revenue and achieve profitability. The Company's audited consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to raise additional capital to meet the repayment of the note payable, increase revenue and continue as a going concern.

Software Development Costs

All research and development costs are expensed as incurred except those that qualify under Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established. Capitalized costs are amortized commencing in the period of the product's commercial release. The determination of whether a project is technically feasible involves establishing, at a minimum, that the Company has a detailed, documented and consistent product and program design, including high risk development issues related to the project, with the necessary resources to complete the project. If a detailed program design is not used, technological feasibility will be established when a product design or working model of the software model, consistent with the product design, is complete and tested.

Revenue Recognition

The Company recognizes revenue when it is earned and realized in a manner consistent with interpretations in Staff Accounting bulletin No. 101 of the US Securities and Exchange Commission as further described in note 3 to the audited consolidated financial statements. Revenue from licensed software is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition".

Under software licensing arrangements, the Company recognizes revenues - provided that: a non-cancellable license agreement has been signed; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized ratably over the period of the contract unless clear evidence exists with respect to the fair value of each separate element of the contract. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. The revenues are recognized ratably over the term of the contract.

Revenues from software licensing royalties related to the sale of the product in which the Company's technologies have been embedded are recorded as earned. Software licensing royalties are included in fees from licensing and implementation.

Stock-based Compensation Plan

As permitted under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", to accounting for the grant of employee and director stock options, the Company has elected to use the intrinsic value method, following Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Under APB No. 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment. The Company accounts for restricted stock units ("RSU's") in accordance with SFAS No. 123, whereby the fair value method is used and the related expense is recognized over the vesting period.

The Company has a stock-based compensation plan, which is further described in note 10 to the Company's audited consolidated financial statements. The Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Operating Results

Discontinued Operations

On June 30, 2002, the Board of Directors of the Company approved the adoption of a plan to dispose of its Zi Services business segment. Accordingly, the results of operations of this business were accounted for on a discontinued basis as at June 30, 2002. On July 1, 2002, the Company announced that it had executed a letter of intent to sell Zi Services. On October 31, 2002, the letter of intent expired. Management determined that the carrying value of Zi Services was no longer recoverable with certainty. As a result, in 2002 the Company recorded a provision of $4.4 million to cover non-recoverability of costs. Combined operating losses and provision for non-recoverable costs amounted to $9.1 million. As at December 31, 2002, the Company had sold the remaining assets of this business segment and no longer carries on related business activities.

Zi Corporation 2003     5

Net Loss

In 2003, the Company significantly reduced its net loss to $4.4 million from $40.2 million in 2002. This was accomplished by the continued focus on the Company's core Zi Technology business segment with added emphasis on reducing selling, general & administration costs ("SG&A") and research and development costs. Other contributing factors to the year over year decrease in the net loss were the absence of discontinued business segments and write offs associated with impairment of intangible assets and litigation and judgement settlement costs as experienced in 2002.

In 2002, the financial impact of the loss at trial under the patent infringement suit required the Company to assess its ability to fund an appeal of the jury verdict, as well as its other businesses and investments. Consequently, included in the net loss of $40.2 million is provision for net losses in the aggregate amount of $24.9 million in respect of VoIP and Bluetooth technology business (the former Zi Services business segment) and Oztime, legal fees and judgment settlement costs.

Results from Continuing Operations

The continued growth of Zi's customer base and the increase in licensees' models delivered to market has resulted in an increase in revenue from the Company's core technology business of 33 percent to $13.6 million over 2002 revenue of $10.2 million. Revenue from all segments increased 10 percent to $14.5 million from $13.2 million in 2002. Excluding 2002 revenue from Magic Lantern Communications Ltd. ("Magic Lantern") of $2.5 million, which was sold in November 2002, the year over year increase is $3.8 million or 36 percent. The increase is primarily due to Zi's growing customer base with 69 customers contributing to revenue compared to 47 in 2002 and 45 of these customers paying royalties in 2003 compared to 30 in 2002.

Revenue from continuing operations for 2002 rose to $13.2 million, increasing 145 percent from $5.4 million in 2001. The increase is due primarily to the increase in size of the Company's eZiText customer base, with 30 licensees paying royalties in 2002, compared to 14 in 2001, and revenue associated with operations of Magic Lantern acquired in 2002 and included as part of Zi's e-Learning business segment from the date of acquisition in March 2002 until its sale in November 2002.

The net loss from continuing operations for 2003 was $4.4 million compared to $31.2 million in 2002. Loss per share from continuing operations was $0.11 in 2003 compared to $0.83 in the prior year. This decrease was accomplished by the continued focus on the Company's core Zi Technology business segment with added emphasis on reducing SG&A and research and development costs. Other contributing factors to the year over year decrease in the net loss from continuing operations were the absence of write offs associated with impairment of intangible assets and reduction of litigation and judgement settlement costs as experienced in 2002.

The net loss from continuing operations for 2002 was $31.2 million compared to $12.3 million in 2001. Loss per share from continuing operations was $0.83 in 2002 compared to $0.33 in the prior year. The increase in net loss from continuing operations was largely due to $11.8 million in legal fees and litigation settlement costs, impairment of goodwill of $2.0 million, impairment of deferred software development costs of $2.4 million and higher losses from e-Learning investments.

Revenue

Revenue from continuing operations rose $1.3 million to $14.5 million in 2003, or 10 percent over 2002. License and implementation fees rose $3.4 million to $13.6 million in 2003, or 33 percent over 2002. Other product revenue of $0.9 million relates to the e-Learning business segment and has decreased by $2.1 million over 2002 due to the sale of Magic Lantern in November 2002. By adjusting 2002 other product revenue to exclude $2.5 related to Magic Lantern, other product revenue rose $0.4 million or 83 percent to $0.9 million in 2003. This increase is attributable to an increase in Oztime customer contracts.

License and implementation fees reflect royalties earned from 45 eZiText licensees in 2003, compared to 30 licensees in the same period a year earlier. During 2003, 182 new handset models embedded with eZiText were released into the market, bringing the total at December 31, 2003 to 398 compared to 216 a year earlier. The Company has increased its market penetration and is reducing its dependence on the Asian market through the increasing usage of eZiText by customers on new devices introduced into the North American and European markets.

In 2002, revenue from continuing operations rose $7.8 million to $13.2 million, or 145 percent over 2001. License and implementation fees rose $5.0 million to $10.2 million in 2002, or 98 percent over 2001. Other product revenue, including $2.5 million from Magic Lantern, rose $2.8 million to $3.0 million in 2002.

License and implementation fees reflect earned royalties from 30 eZiText licensees in 2002, compared to 14 in the same period a year earlier. During 2002, 154 new handset models embedded with eZiText were released into the market, bringing the total at December 31, 2002 to 216 compared to 62 a year earlier.

In 2001, revenue from continuing operations decreased $1.1 million or 17 percent from 2000. License and implementation fees decreased $1.1 million or 18 percent over 2000. Other product revenue remained unchanged over the prior year. License and implementation fees reflect revenue from 14 licensees, compared to three a year earlier.

6     MD&A

Cost of Sales and Gross Margin

In 2003, gross margin from continuing operations increased $2.3 million to $13.9 million, or 20 percent over the 2002 level. Cost of sales includes the allocation of research and development expenditures associated with projects carried out to modify existing products to meet specific customer requirements. As a percentage of revenue from continuing operations, gross margin from continuing operations increased to 96 percent from 88 percent in 2002.

Gross margin from license and implementations fees in 2003 remained unchanged at 96 percent of revenue from 2002. This is due to the fact that in both years more of the revenue was royalty based as opposed to services based. This reflects the increased royalty-generating eZiText implementations on handset models now penetrating the market and the fact that, implementations have a higher cost of sales than royalties generated through licensees.

In 2002, gross margin from continuing operations increased $7.8 million to $11.6 million, or 210 percent over the 2001 level. As a percentage of revenue from continuing operations, gross margin from continuing operations increased to 88 percent from 70 percent in 2001.

Gross margin from license and implementation fees in 2002 increased to 96 percent of revenue from 72 percent of revenue in 2001. This was due to the fact that in 2002 more of the revenue was royalty based as opposed to services based. This reflected the increased royalty-bearing eZiText implementations on handset models penetrating the market and the fact that implementations have a higher cost of sales than license fees. This increase was partially offset by a lower gross margin as a percentage of revenue attributable to Magic Lantern than is attributed to Zi Technology software.

In 2001, gross margin from continuing operations decreased $1.5 million or 29 percent from the level in 2000. As a percentage of revenue, gross margin decreased to 70 percent from 81 percent in 2000.

Selling, General and Administrative Expenses

SG&A from continuing operations decreased $6.5 million or 36 percent to $11.4 million in 2003 over 2002. The decrease is partially attributable to the reduction of $3.2 million realized through the sale of Magic Lantern operations in November 2002. As well, SG&A decreased due to the continued efforts by management to rationalize operations to effect a more competitive and profitable structure and by concentrating resources on the Company's core technology business.

SG&A from continuing operations increased $7.6 million or 75 percent to $17.8 million in 2002 over 2001. The increase was partially attributable to SG&A of $3.2 million from the acquired Magic Lantern operations. As well, SG&A increased due to severance costs from downsizing of operations throughout 2003, higher sales commissions and withholding taxes and allowance for potentially uncollectible customer accounts.

SG&A from continuing operations increased $4.1 million or 66 percent to $10.2 million in 2001 from $6.2 million in 2000. The increase in SG&A was due to a concerted effort to increase marketing activities in Japan, Sweden and the United States.

Legal

Legal costs for 2003 decreased $10.6 million to $1.2 million in 2003 over 2002. The decrease in legal fees is related primarily to the settlement in 2002 of the patent litigation as discussed in note 13 "Contingent Liabilities" to the Company's audited consolidated financial statements.

Legal costs for 2002, as discussed in note 13 "Contingent Liabilities" to the Company's audited consolidated financial statements, increased $8.7 million to $11.8 million in 2002 over 2001.

During 2001, legal costs increased $1.4 million to $3.1 million compared to the previous year. The increase in legal fees was related primarily to the patent litigation as discussed in note 13 "Contingent Liabilities" to the Company's audited consolidated financial statements.

Product Research and Development Expense

Product research and development expense from continuing operations decreased to $2.9 million in 2003 from $4.4 million in 2002. Product research and development costs relate to the development of new, but not yet commercialized products and to the ongoing cost of development and enhancement of products that are already in the market and available for sale.

In 1999, eZiText was in the early stages of its life cycle and substantially all development costs were deferred. In 2000, the Company continued to refine and develop eZiText, and certain costs related to eZiText were expensed to reflect the maintenance and upgrade nature of the expenditure. In 2001, 2002 and 2003 this trend continued.

In the Oztime business unit, all of the product research and development costs prior to 2001 were expensed. In 2001, Oztime achieved the critical milestone of proving technical feasibility and commercial viability through customer acceptance of its technology and commenced deferral of product development costs. At September 30, 2002, as a result to the unfavourable litigation outcome, the Company determined that recovery of these costs was uncertain and recorded a $2.3 million provision for impairment of all capitalized costs within Oztime.

Zi Corporation 2003     7

Product research and development expense from continuing operations rose to $4.4 million in 2002 from $1.0 million in 2001. In 2001, product research and development expense from continuing operations decreased $1.6 million or 61 percent from 2000, primarily as a result of deferral of product research and development costs related to Oztime.

Depreciation and Amortization

Depreciation and amortization from continuing operations decreased in 2003 by $2.0 million or 51 percent to $1.9 million from $3.8 million in 2002. The decrease is due to the decrease in the remaining unamortized eZiText related deferred software development costs and decreased depreciation related to unamortized leasehold improvements. In 2002, depreciation and amortization from continuing operations was $3.8 million, an increase of $0.8 million or 26 percent from the level in 2001. The increase was due to increased amortization of eZiText and Oztime related deferred software development costs.

In 2001, depreciation and amortization from continuing operations was $3.1 million, a decrease of $0.5 million or 14 percent from the level in 2000.

Impairment of Goodwill

In 2002, as a result of the unfavourable litigation outcome, the Company determined that recovery of goodwill related to Oztime was uncertain and recorded an impairment charge of $2.0 million.

Impairment of Intangible Assets

In 2002, as a result of the unfavourable litigation outcome, the Company determined that the recovery of deferred software development costs related to Oztime was uncertain and recorded an impairment charge of $2.3 million.

Interest and Other Income

The reduction in interest income to $33,685 in 2003 from $0.3 million in 2002 is due to the Company's overall net cash indebtedness throughout most of 2003. Cash resources were used to meet ongoing operating cash usage requirements and to repay outstanding debt obligations.

The reduction in interest income to $0.3 million in 2002 from $1.6 million in 2001 was due to lower interest rates on lower cash balances. In 2002, interest rates earned on funds on deposit and other liquid investments ranged between one and three percent.

The reduction in interest income to $1.6 million in 2001 from $3.3 million in 2000 was due to declining interest rates on lower cash balances. Interest rates earned on funds during 2000 were in the range of five to six percent. In 2001, interest rates dropped to a low of 2.5 percent.

Interest Expense

Other interest expense increased $0.5 million to $0.9 million reflecting interest paid and financing fees amortized on a note payable of US$3.3 million until its refinancing on May 7, 2003 and on US$1.9 million until June 20, 2003 after which it was repaid. Interest on long-term debt from continuing operations in 2003 represents interest on capital lease obligations. These obligations relate to the purchase of computer and communications equipment.

Interest on long-term debt from continuing operations in 2002 included $0.1 million of interest on debt owed by Magic Lantern. In 2002, other interest expense from continuing operations included the amortized portion of a deferred financing cost of US$0.3 million and interest expense both related to a note payable of US$3.3 million outstanding at December 31, 2002.

Interest on long-term debt from continuing operations in 2001 represents interest on capital lease obligations.

Income Tax Expense

As an international company subject to income tax rates in different countries, Zi's consolidated effective tax rate is the blend of varying rates on pre-tax profits and losses in several tax jurisdictions. Utilization of previous years' tax loss carryforwards, changes in income sources and applicable rates result in fluctuations in the effective tax rate. In 2003, 2002 and 2001, Zi incurred losses for tax purposes, the benefit of which has not been reflected in these financial statements. A valuation allowance equivalent to the full value of the future tax assets of $18.8 million is reflected in note 13 to the Company's audited consolidated financial statements.

Zi has tax loss carryforwards of approximately $65.2 million, which can be applied against future years' taxable income in their respective jurisdictions. Taxable income earned by Zi's foreign subsidiaries is subject to the Canadian foreign affiliate rules. For Canadian companies, there is no additional Canadian income tax on repatriated profits from active business operations in countries with which Canada has a tax treaty.

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Net Loss from Continuing Operations

Zi's net loss from continuing operations decreased to $4.4 million in 2003 from $31.2 million in 2002. The decrease in loss of $26.8 million was due to:

$6.5 million decrease in SG&A costs;
$10.6 million decrease related to legal expenditures;
$1.4 million decrease in product research and development expense;
$2.0 million increase in depreciation and amortization;
$2.0 million decrease due to no impairment of goodwill charge;
$2.3 million decrease due to no impairment of intangible assets charge;
$0.3 million decrease due to no loss from equity of significantly influenced company, and;
$2.3 million increase in gross margin, offset by;
$0.3 million increase in interest expense, and;
$0.3 million decrease in interest income.

Zi's net loss from continuing operations increased to $31.2 million in 2002 from $12.3 million in 2001. The increase in loss of $18.9 million was due to:

$7.6 million increase in SG&A costs, which included $3.2 million as a result of the acquisition of Magic Lantern operations;
$8.7 million increase related to legal expenditures;
$3.4 million increase in product research and development expense;
$0.8 million increase in depreciation and amortization;
$2.0 million impairment of goodwill charge;
$2.3 million impairment of intangible assets charge;
$0.5 million increase in interest expense;
$1.3 million decrease in interest income, and;
$0.3 million equity in net loss of significantly influenced company, offset by;
$7.8 million increase in gross margin, and;
$0.2 million decrease in income taxes.

Zi's net loss from continuing operations increased to $12.3 million in 2001 from $5.4 million in 2000. The increase in loss of $6.9 million was due to:

$4.1 million increase in SG&A costs;
$1.4 million increase in legal costs;
$1.7 million decrease in interest income;
$0.1 million increase in interest expense;
$0.2 million increase in income taxes, and;
$1.5 million decrease in gross margin, offset by;
$1.6 million decrease in product research and development expense, and;
$0.5 million decrease in depreciation and amortization.

Impact of Inflation and Changing Prices

Inflation is not a major factor affecting continuing operations.

Foreign Currency

The foreign operations of the Company are translated into Canadian dollars for financial statement presentation. Consequently, movements in exchange rates may have a significant impact on financial results. Substantially all of the Company's product revenues are denominated in US dollars while expenses are denominated in Canadian dollars, Hong Kong dollars, US dollars and Chinese renminbi. Based on the 2003 distribution of revenues and cash flows, a one percent change in the Canadian dollar relative to the US dollar is estimated to affect revenues by $136,000 and expenses by $37,000.

Zi Corporation 2003     9

Impact of Governmental Policies and Other Factors on Operations and Investments

Zi operates primarily in Canada, the United States of America, China and Hong Kong. The market for the Company's products includes all of the developed and many of the less developed countries in the world. Accordingly changes in governmental trade, fiscal and other policies could have an impact on sales and on the ability of the Company to transfer funds and/or manage foreign operations.

Liquidity and Capital Resources

Financial Condition and Liquidity

At December 31, 2003, Zi had cash and cash equivalents of $3.1 million. The objective of Zi's investment policy for funds is to preserve capital and maintain short-term liquidity while earning reasonable investment returns.

At December 31, 2002, Zi had cash and cash equivalents of $5.3 million. At December 31, 2001, Zi had cash, cash equivalents and short-term investments of $27.7 million.

Cash Requirements Outlook

During the past three years, Zi's cash requirements have been met through revenues from operations, proceeds from issuance of common shares, through private placements and the exercise of common share purchase warrants and options.

Net cash utilized by the Company in 2003 was $1.7 million. The principal uses of funds were to pay installments due under a litigation settlement and fund the e-Learning business segment.

The Zi Technology business segment that offers the eZiText product operates at a positive cash flow level while maintaining a modest level of investment in future technology initiatives.

Capital requirements in 2004 include debt repayment, a final payment under the AOL settlement and costs to carry Oztime.

At current revenue and expense levels, including maintaining current discretionary expense levels for research and development and marketing expenses, the Company is able to fund its continued operations and meets its current obligations.

While cash generated from operations and Zi's existing cash resources are adequate to meet the Company's current liquidity needs, the Company has been evaluating potential acquisitions and expansion opportunities which, if successful, will require additional capital. Zi has been engaged in discussions with investment banking firms and institutional investors regarding potential financing. The Company's financing efforts to date have been hampered by the investment community's concern over the potential impact on Zi of the substantial ownership of its shares by the receiver for the Lancer group of funds. While the Company has been in discussions with the receiver and his advisors to reach an agreement to ameliorate these concerns, there can be no assurance that Zi will be able to reach such an agreement or that Zi will be able to attract needed growth capital on acceptable terms.

On December 19, 2003, the Company borrowed US$1.0 million through the issuance of a demand loan payable. The note payable has an interest rate of prime plus one percent payable monthly. The loan is secured by a first security interest in 5,000,000 shares of MLG, held by the Company.

On December 6, 2003, the Company settled a judgment in favour of AOL, as discussed in note 13, "Contingent Liabilities" to the Company's audited consolidated financial statements. Under the terms of the settlement agreement, the Company paid a remaining US$0.75 million on January 2, 2004.

Operating Activities

Cash applied to operations in 2003 decreased to $2.5 million from $20.3 million in 2002. The $17.8 million year over year decrease in cash applied to operations was due to the decrease in net loss, adjusted for non-cash items of $2.7 million and by $0.8 million of cash used from non-cash working capital.

In 2003, non-cash working capital used $0.8 million in cash. This was due to the decrease in accounts payable at December 31, 2003 of $1.4 million and increase in accounts receivable by $0.8 million partially offset by an increase in deferred revenue of $0.6 million and a decrease in work in progress and prepaid expenses of $0.8 million. The decrease in accounts payable relates to accrued settlement and representation costs, the increase in accounts receivable relates to a higher volume of revenue in the fourth quarter of 2003 over the same quarter of the prior year.

Cash applied to operations in 2002 increased to $20.3 million from $7.8 million in 2001. The $12.5 million year over year increase in cash applied to operations was due to the increase in net loss, adjusted for non-cash items of $9.0 million and offset by $1.9 million of cash generated from non-cash working capital. Cash applied to operations in 2001 increased to $7.8 million from $2.9 million in 2000. The $4.9 million year over year increase in cash applied to operations was due to the increase in net loss, adjusted for non-cash items of $3.0 million, offset by $1.4 million of cash generated from non-cash working capital.

In 2002, non-cash working capital generated $1.9 million in cash. This was due to the increase in accounts payable at December 31, 2002 of $3.6 million partially offset by an increase in accounts receivable of $1.7 million. The increase in accounts payable relates to accrued settlement and representation costs, the increase in accounts receivable relates to a higher volume of revenue in the fourth quarter of 2002 over the same quarter of the prior year.

In 2001, non-cash working capital generated $1.4 million in cash. This was due to the increase in deferred revenue of $0.6 million at December 31, 2001. The deferred revenue at December 31, 2001 relates primarily to prepaid annual maintenance fees for eZiText licensees.

10     MD&A

Financing Activities

The Company has financed its operating and investing activities during the last three years principally as follows:

Year	Method of financing	Amount
2003	issuance of common shares pursuant to a private placement and exercise of stock options	$4.0 million
	issuance of demand note payable	$1.3 million
2002	issuance of a note payable and issuance of common shares pursuant to exercise of stock options	$6.2 million
2001	issuance of common shares pursuant to exercise of stock options	$2.6 million

Investing Activities

In 2003, cash generated from investing activities was $0.5 million, as compared to $4.1 million in 2002. Excluding short-term investments, cash used in investing activities decreased $5.0 million from $4.5 million cash used in investing activities in 2002 to $0.5 million cash generated in investing activities in the current year.

In 2002, cash generated from investing activities was $4.1 million, as compared to $13.6 million used in investing activities in 2001. Excluding short-term investments, cash used in investing activities was $4.5 million in 2002 compared to $5.0 million in the prior year.

In 2001, cash used in investing activities was $13.6 million, as compared to cash generated from investing activities of $0.6 million in 2000. Excluding short-term investments, cash used in investing activities was $5.0 million in 2001 compared to $5.6 million in the prior year.

The decrease of $5.0 million in 2003 over 2002 cash used in investing activities is due to no acquisitions or dispositions of subsidiaries related activity in 2003 and decreased investment in software development and capital assets as compared to 2002 activity.

The decrease of $0.5 million in 2002 over 2001 cash used in investing activities is due to a $2.4 million increase in acquisitions and dispositions of subsidiaries and a $0.5 million increase in the purchase of capital assets, offset by a $3.3 million decrease in software development costs and a $0.1 million decrease in other deferred costs.

In 2002, $0.2 million of the deferred software development costs related to eZiText as compared to $1.9 million in 2001. In 2001, $1.9 million of the deferred software development costs related to eZiText compared to $4.6 million in 2000.

Deferred software development costs related to Oztime decreased to $0.4 million in 2002 from $2.6 million in 2001. Deferred software development costs related to Oztime increased from nil in 2000 to $2.6 million in 2001. In Oztime, software development costs related primarily to Oztime's proprietary Learning Management System.

Commitments and Contractual Obligations

Zi has no long-term debt or long-term liabilities other than capital lease obligations at December 31, 2003. During 2002 and 2001, Zi entered into Canadian dollar leases for computer equipment with payment terms over three years. The obligation, including the current portion, totalled $32,977 at December 31, 2003. The future minimum lease payments under the capital leases are as follows:

2004	$30,979
2005	4,444
Total minimum lease payments	35,423
Amount representing interest	2,446
Amount included in current liabilities	28,647
$4,330

The Company rents premises and equipment under operating leases, which expire at various dates up to June 2007. Annual rentals under these leases for each of the next five years are as follows:

2004	$630,853
2005	390,210
2006	363,317
2007	181,658
2008	-
Total	$1,566,038

Zi Corporation 2003     11

Transactions With Related Parties

The following table outlines the Company's related party transactions:

	2003	2002	2001
Legal services provided by two law firms in
which a director is and was a partner	$154,569	$228,593	$101,276
Consulting fees paid to a firm owned by a director	$166,773	$188,422	$78,505
Consulting fees paid to a firm owned by an officer	$-	$7,128	$68,267

These transactions are in the normal course of operations and are measured at their exchange value, which approximates the fair market value as with any third party.

At the year-end, the amounts due to related parties are as follows:

	2003	2002	2001
Due to law firm in which a director is and was a partner	$533	$24,058	$5,721
Due to companies owned by a director or officer	$14,488	$15,591	$23,156

In 2002, a private company owned by an officer, who is also a director of the Company, guaranteed the note payable by the Company through a limited recourse guarantee and share pledge agreement (see note 8, "Notes Payable" to the Company's audited consolidated financial statements).

On November 7, 2002, the Company completed the sale of Magic Lantern to JKC Group Inc., a related party (see note 4, "Acquisitions and Dispositions" to the Company's audited consolidated financial statements).

Financial Instruments

At December 31, 2003, Zi had cash, cash equivalents and short-term investments of $3.1 million. Surplus funds are held primarily in US dollars and are converted into Canadian dollars, Hong Kong dollars and Chinese renminbi as required by the head office and operating divisions in those countries. The Controller, in consultation with the Chief Financial Officer and within the objectives of the Company's investment guidelines, is responsible for the day-to-day management of surplus funds. The objectives of Zi's investment policy for surplus funds are to preserve capital and maintain short-term liquidity while earning reasonable investment returns.

Zi has not entered into any arrangements to hedge its foreign exchange requirements or its foreign assets.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Capital Expenditure Commitments

Zi's operations are people intensive and only require limited capital expenditures to support the productive enterprise of its staff. This includes offices and furniture and equipment, primarily computers. Most of this equipment is purchased as required and does not require long order times.

Research and Development, Patents and Licenses, etc.

The Company's intellectual property may be grouped into the following product areas: eZiText, and educational products and corporate materials. It includes patents, copyrights, trademarks, domain names and trade secrets (people, technical know-how and documents). Historically most of Zi's research and development activity was dedicated to text input technology.

Research costs are expensed as incurred. Development costs incurred prior to the establishment of the technological and financial feasibility of a project are expensed as incurred. Software development costs are capitalized when the technological and financial feasibility of a project is established. These costs are subsequently amortized using the straight-line method over the related product's estimated economic life.

12     MD&A

Expenditures for research and development costs, including deferred software development costs and research and development expenses including software development costs for our former Zi Services business unit, and for acquired IP during the past three years are as follows (in thousands of Canadian dollars):

	R & D	Goodwill

2003	$3,008	nil
2002	$7,300	nil
2001	$11,500	nil

Research and development expenditures will depend upon Zi's available capital resources during the year ending December 31, 2004, and will primarily relate to the research and development efforts on eZiText technology. Zi may also expend additional resources on research and development of related or complementary technologies, although the Company has no current plans to do so.

Trend Information

Revenues and Expenses

For the years ended December 31, 2001, 2002 and 2003 Zi's revenue by geographical market and category consisted of:

		License and	Software
Revenue (3)		implementation fees	and other	Total

2003	Canada (1)	$5,034,099	$19,709	$5,053,808
	China	4,616,417	914,349	5,530,766
	USA (2)	3,906,814	-	3,906,814
	Total	$13,557,330	$934,058	$14,491,388
2002	Canada (1)	$3,634,538	$2,573,660	$6,208,198
	China	2,146,176	463,375	2,609,551
	USA (2)	4,385,848	-	4,385,848
	Total	$10,166,562	$3,037,035	$13,203,597
2001	Canada (1)	$2,777,720	$41,443	$2,819,163
	China	1,303,993	206,908	1,510,901
	USA (2)	1,022,436	-	1,022,436
	Other	26,404	-	26,404
	Total	$5,130,553	$248,351	$5,378,904

Notes:
(1)	The actual geographic markets for the products licensed under licensing agreements between OEMs and Zi Corporation of Canada, Inc. are in Asia and Europe.
(2)	The actual geographic markets for products licensed under licensing agreements between OEMs and Zi Corporation of America, Inc. are in Asia and the United States.
(3)	The Company discontinued the operations of its Zi Services business unit in December 2002. Revenues of Zi Services for 2002 and 2001 were $239,308 and $852,864, respectively. All Zi Services revenues would be included in China's geographical segment.

The growth in commercialization of Zi's technology in its core eZiText related business generated a 33 percent increase in revenue over that in 2002. License and implementation fees rose $3.4 million to $13.6 million in 2003. The increase is primarily due to Zi's growing customer base with 69 customers contributing to revenue compared to 47 in 2002 and 45 of these customers paying royalties in 2003 compared to 30 in 2002.

Zi's technology generated a 98 percent increase in revenue from continuing operations in 2002 over that in 2001. License and implementation fees rose $5.0 million to $10.2 million in 2002. The increase is due primarily to the increase in size of the eZiText customer base through increased global demand, with 47 licensees contributing to revenue in 2002, compared to 34 licensees in 2001 and 30 of these customers paying royalties in 2002 compared to 14 in 2001. Zi expects that customer applications will continue to increase through the growth in global demand but be partially offset by an industry wide trend of decreasing per unit royalty amounts.

Zi Corporation 2003     13

In 2001, revenue from continuing operations decreased $1.1 million or 17 percent from 2000. License and implementation fees decreased $1.1 million or 18 percent from 2000. Other product revenue remained unchanged over the prior year. The increase was primarily due to the increase in size of the eZiText customer base, with 34 licensees contributing to revenue in 2001, compared to 22 in 2000 and 14 of these customers paying royalties in 2001 compared to three in 2000.

This revenue comes from Zi's OEM customers. The majority of Zi-enabled products, have been sold in Asia and Europe. Many of Zi's new OEM customers' and existing OEM customers' products are now being sold outside of Asia including being sold into the North American market. As more of Zi's customers' products enter the marketplace, the Company anticipates this trend to continue with respect to the eZiText product line.

In 2003, gross margin from continuing operations increased $2.3 million to $13.9 million, or 20 percent over the 2002 level. As a percentage of revenue from continuing operations, gross margin from continuing operations increased to 96 percent from 88 percent in 2002. Gross margin from license and implementation fees in 2003 remained unchanged at 96 percent of revenue from 2002. This is due to the fact that in both years more of the revenue was royalty based as opposed to services based. This reflects the increased royalty-bearing eZiText implementations on handset models now penetrating the market and the fact that, implementations have a higher cost of sales than royalties generated through licensees continued implementation of eZiText on their devices. The Company anticipates this trend to continue with respect to the eZiText product line.

SG&A from continuing operations decreased $6.5 million or 36 percent to $11.4 million in 2003 over 2002. The decrease is partially attributable to the reduction of $3.2 million realized through the sale of Magic Lantern operations in November 2002. As well, SG&A decreased due to the continued efforts by management to rationalize operations to affect a more competitive and profitable structure and by concentrating resources in the Company's core technology business.

Prior to 2003, the Company's SG&A costs had increased year over year for the prior three years. SG&A from continuing operations increased $7.6 million or 75 percent to $17.8 million in 2002 over 2001. The increase is partially attributable to SG&A of $3.2 million from the acquired Magic Lantern operations. As well, SG&A increased due to severance costs from downsizing of operations throughout 2002, higher sales commissions and withholding taxes and allowance for potentially uncollectible customer accounts. SG&A from continuing operations increased $4.1 million or 66 percent to $10.2 million in 2001 from $6.2 million in 2000. The increase in SG&A was due to a concerted effort to increase marketing activities in Japan, Sweden and the United States.

As a result of the reductions that Zi has made in SG&A costs, the Company anticipates that the Company will continue to keep these costs at or near current year levels. Zi now has an operating structure and cost base that will support further revenue growth without significant expense increases. This means that even though Zi may need to invest additional resources at times to meet specific revenue opportunities, as the Company generates incremental revenue it will have an increasing positive impact on future operating results.

Product research and development expense from continuing operations decreased to $2.9 million in 2003 from $4.4 million in 2002. Prior to 2003, Zi's product research and development expenses had increased over the prior three years. As eZiText matures, the Company anticipates continued investment into developing enhanced and related new technologies given the availability of capital required to finance further those product research and development activities. Zi anticipates that research and development spending will moderately increase over the 2003 level depending on the availability of capital and resources required by specific revenue generating opportunities.

Depreciation and amortization from continuing operations decreased in 2003 by $2.0 million or 51 percent to $1.9 million from $3.8 million in 2002. The decrease is due to the decrease in the remaining unamortized eZiText related deferred software development costs and decreased depreciation related to unamortized leasehold improvements. Prior to 2003, depreciation and amortization from continuing operations increased in 2002 by $0.8 million or 26 percent to $3.8 million from $3.0 million in 2001. Given the decrease in deferred costs and capital assets, Zi anticipates that depreciation and amortization expense will continue to decrease in 2004.

In 2003, the Company significantly reduced its net loss to $4.4 million from $40.2 in 2002. This was accomplished by the continued focus on the Company's core Zi Technology business segment with added emphasis on reducing SG&A and research and development costs. For the three years prior to 2003, Zi's net loss had increased year over year. The Company anticipates that in 2004, Zi will continue to reduce its losses and approach achieving its goal of becoming profitable. The Company anticipates that an increase in sales combined with relatively level SG&A expenditures, declining depreciation and moderate increases in product research and development costs will assist in the achievement of this trend in 2004.

Litigation/Indemnification

There has been no determination of whether the Company will be required to indemnify Alcatel and Ericsson with respect to the patent infringement claims. The patent infringement claims relate to Zi's eZiText technology, the Company's principal product. In 2003, the Company derived approximately 15 percent of its total revenues from licenses with Ericsson and Alcatel. In the event Zi's technology is found to infringe on the patents of others in these legal proceedings, the Company's revenues would be adversely affected.

Zi has also undertaken considerable expense in actively protecting its intellectual property and defending against alleged infringement claims by Tegic. Zi has incurred substantial costs related to patent infringement litigation in the sum of $394,000 for 2003 (2002 - $10.8 million of which approximately $7.1 million was for settlement costs) for defense of such claims.

14     MD&A

The US$9.0 million damages judgement awarded to Tegic was settled pursuant to a written settlement agreement with AOL dated December 6, 2002 and a consent judgement (the "Consent Judgement") dated December 20, 2002. Settlement costs were included as part of legal and litigation costs as at December 31, 2002, including US$0.75 million (the "Outstanding Balance"), which was paid on January 2, 2004.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

Although Zi does not anticipate or foresee at this time any new intellectual proceedings being instigated by other parties against it or by Zi against other parties, there is no assurance that legal costs or legal actions will significantly diminish in the future. Zi does not view the legal expenses on the current legal actions and indemnities as being of a recurring nature and anticipate that these legal matters will eventually come to a resolution; however, legal costs in respect of these actions may increase or maintain current levels if any judgement or determination is appealed or otherwise progresses though the legal process. Moreover, given the extremely competitive nature of Zi's eZiText business and the wide scope of intellectual property covering the text input space, there can be no assurance that in the future, Zi, or any of its licensees, will not be continually subject to allegations concerning the status or validity of Zi's intellectual property.

Risk Factors

Important risk factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

Zi's continuing as a going concern due to history of operating losses and uncertainty of future profitability;
uncertainty as to the degree of and continuing market acceptance of Zi's products and services;
uncertainties relating to product development;
risks associated with the number, amount and timing of new product introductions;
uncertainty regarding patents, proprietary rights and software piracy;
variability in customer demand;
Zi's dependence on third party performance under marketing and licensing arrangements;
risks associated with the contingent nature of continued performance under major sales contracts;
rapid technological change and competition;
uncertainty regarding the pricing, reporting and collection of accounts;
uncertainties related to dependence on third-party suppliers;
risks associated with dependence on sales in foreign countries;
the potential for adverse developments in pending litigation;
risks related to indemnity claims from third parties;
risks associated with the terms of a settlement agreement and permanent injunction in respect of a US patent infringement lawsuit;
fluctuations in foreign exchange rates;
uncertainties associated with changes in government policy and regulation, particularly in the Peoples Republic of China ("PRC" or "China");
adverse changes in general political, economic, business, regulatory and legal conditions in any of the countries in which the Company does business;
changes in Zi's size and structure;
risks associated with mergers, acquisitions and dispositions;
risks of dilutive future financings;
the effectiveness of Zi's management and Zi's strategic relationships, investment risks associated with Zi's e-Learning investments;
the negative publicity generated by the Lancer proceedings or general market concerns about the possible actions by the receiver with respect to portfolio securities held by Lancer;
other risks and uncertainties that may be disclosed in the Company's various corporate disclosure documents from time to time, and;
other risk factors detailed from time to time in the Company's periodic reports filed with the US Securities and Exchange Commission and other regulatory authorities.

Zi Corporation 2003     15